

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

Via E-mail
Reed Hastings
President and Chief Executive Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

  Re: Netflix, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed January 27, 2017
    File No. 1-35727

Dear Mr. Hastings:

  We refer you to our comment letter dated May 10, 2017, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Anne Nguyen Parker
   Assistant Director
   Division of Corporation Finance